1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JEANETTE WINGLER jeanette.wingler@dechert.com +1 202 261 3363 Direct +1 202 261 3063 Fax

March 12, 2010

Mr. Brick Barrientos

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment Nos. 69 and 69

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 69 (“PEA 69”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 69 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 69 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on March 12, 2010. PEA 69 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 67 (“PEA 67”) and Amendment No. 67 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on January 11, 2010 for the purposes of registering Class A shares of the Forward Tactical Growth Fund (the “Fund”), an existing series of the Registrant.

PEA 69 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Kenneth Earley, each of Dechert LLP, on Friday, February 26, 2010, completes certain other information, and includes required exhibits.1 Filed as part of the registration

[1]

As an initial matter, we note that PEA 69 is being filed for the purposes of registering a new share class of an existing series of the Registrant. In accordance with the compliance date provisions set forth in the adopting release for amended Form N-1A (see SEC Release No. IC-28584), the compliance date for filing amendments to an effective registration statement for purposes of adding a share class to an existing series is January 1, 2011. Accordingly, PEA 69 is not being filed in accordance with the disclosure requirements of amended Form N-1A. Please note, however, that the 2010 annual update filing for the Registrant, which will include Class A shares of the Fund, will be filed in accordance with the disclosure requirements of amended Form N-1A.

US    Austin    Boston    Charlotte    Hartford    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Moscow    Munich    Paris    ASIA     Beijing    Hong Kong

Securities and Exchange Commission March 12, 2010 Page 2

statement are: (i) the prospectus for Class A shares of the Fund; and (ii) the statement of additional information for Class A shares of the Fund. PEA 69 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of February 26, 2010 to PEA 67, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: The Fund’s characteristics approximate that of an absolute return fund and not a “growth” fund. Please clarify.

Response: The Fund’s objective is to produce above-average, risk-adjusted returns. The Fund has the ability to vary its exposure to market fluctuations based on factors the sub-advisor believes are indicative of the prevailing market return and risk characteristics. By seeking to produce above-average risk-adjusted returns, a “growth” oriented investment philosophy is subsumed in the objective.

2)	Comment: Under certain conditions the Fund may hold cash and cash equivalents, which is inconsistent with a “growth” fund. Please clarify.

Response: The Fund has the ability to vary its exposure to market fluctuations based on factors the sub-advisor believes are indicative of the prevailing market return and risk characteristics. As such, the Fund may hold cash and cash equivalents if the sub-advisor believes that market conditions so warrant.

3)

Comment: Under certain conditions the Fund may have a short position on target securities which allows the Fund to have a net exposure of 100% net short, which is inconsistent with a “growth” fund. Please clarify.

Response: The Fund has the ability to vary its exposure to market fluctuations based on factors the sub-advisor believes are indicative of the prevailing market return and risk characteristics. As such, the Fund may have a short position on target securities if the sub-advisor believes that market conditions so warrant.

4)	Comment: Please complete the Fee Table and Expense Example.

Securities and Exchange Commission March 12, 2010 Page 3

Response: The Registrant has completed the Fee Table and Expense Example. A copy of the completed Fee Table and Expense Example for the Fund was provided to the Staff via email correspondence on March 11, 2010.

5)	Comment: Please disclose Mr. Christopher J. Guptill’s experience since 2005, e.g., a job title, in the Broadmark Asset Management, LLC sub-section.

Response: The Registrant notes that the relevant disclosure contained in the “Management of the Fund” section of the Prospectus with respect to Mr. Guptill’s experience mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

6)	Comment: Please revise the title of the Comparable Account Presentation to state “Adviser’s Comparable Account Presentation.”

Response: The Registrant notes that the title of the “Comparable Account Presentation” section of the Prospectus mirrors the title of the same section as disclosed in prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

7)	Comment: Please revise the first sentence of the Comparable Account Presentation to state that the presentation is for a “substantially similar account managed by Broadmark….”

Response: The requested revision has been made.

8)	Comment: Please revise the Comparable Account Presentation to provide that Broadmark does not manage any other similarly managed investment company.

Response: The Registrant notes that the relevant disclosure contained in the “Comparable Account Presentation” section of the Prospectus mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment.

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However, the Registrant will note the comment in anticipation of the upcoming annual update.

9)

Comment: Please revise the Comparable Account Presentation to provide that if the Comparable Account was subject to the investment limitations, diversification requirements and other restrictions of the Investment Company Act of 1940 or Sub-chapter M of the Internal Revenue Code, performance would have been affected.

Response: The Registrant notes that the relevant disclosure contained in the “Comparable Account Presentation” section of the Prospectus mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

10)	Comment: Please indicate why the performance information for the Comparable Account reflects Class C shares when the Prospectus is for Class A shares of the Fund.

Response: Comparable Account performance information reflecting Class C share operating expenses is being disclosed in the Class A shares Prospectus in order to maintain consistent Comparable Account performance information in the prospectuses for each share class of the Fund. The Registrant feels that adjusting the Comparable Account performance information to reflect the operating expenses of each class of shares offered by the Fund would lead to investor confusion with respect to the performance of the Comparable Account.

11)	Comment: Please revise the Comparable Account Presentation to reflect the deduction of any applicable sales loads.

Response: The Registrant notes that the relevant disclosure contained in the “Comparable Account Presentation” section of the Prospectus mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

12)	Comment: Please disclose the wire transfer fee charged by Forward Funds in the Fee Table.

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Response: The Registrant notes that the relevant disclosure contained in the footnotes to the Fee Table mirrors disclosure contained in the footnotes to the Fee Tables of prospectuses for other share classes of the Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

Statement of Additional Information

13)	Comment: Please complete the Trustee compensation table.

Response: The Registrant has completed the Trustee compensation table. A copy of the completed Trustee compensation table was provided to the Staff via email correspondence on March 11, 2010.

14)	Comment: Please disclose the Fund’s other service providers by name and the lag time for disclosure in the Confidential Dissemination of Portfolio Holdings section.

Response: As previously communicated to the Staff in response to similar comments on prior post-effective amendments to the Registrant’s registration statement, the Registrant notes that a list of specific service providers with which the Registrant has ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements, appears in the SAI. In addition, other persons and entities that have access to portfolio information are described in the SAI. These persons and entities have access to portfolio information on a “need-to-know” basis only, and information about the potential frequency of such disclosure is included in the SAI. Accordingly, the Registrant does not believe that any additional disclosure is necessary.

*  *  *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 202.261.3363 or Douglas P. Dick at 202.261.3305 should you have any questions.

Sincerely,

/s/ Jeanette Wingler

Jeanette Wingler

Securities and Exchange Commission March 12, 2010 Page 6

Enclosure

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Christine J. Stansbery, Forward Management
Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP